Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Background Documents on ntl Incorporated website

Merger Announcement

For Investor information, please click here.

For Customer information, please click here.

For Business Customer information, please click here.

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

This information may contain certain statements regarding the proposed transaction between ntl and Telewest, benefits and synergies of the transaction, future opportunities for the combined company and products and other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects. Such statements constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Biography

Simon Duffy
Chief Executive Officer, ntl

Simon joined ntl in April 2003 as chief operating officer, responsible for running the Company's day-to-day operations, and was appointed president and chief executive officer in August 2003.

Prior to ntl, Mr. Duffy was chief financial officer of Orange SA and before that he was chief executive officer of Denmark-based wireless data company End2End. He joined End2End from internet service provider World Online where, as chief executive officer and deputy chairman, he led the company's IPO and subsequent sale to Tiscali. Previously he had spent eight years at EMI Group, where he was group finance director and deputy chairman, and three years as operations director of United Distillers.

Simon holds an MA from Oxford University and an MBA from Harvard Business School.

Biography

James F. Mooney
Chairman, ntl

James Mooney became ntl's chairman in March 2003. Prior to joining ntl, Mr. Mooney was executive vice president and chief operating officer of Nextel Communications Inc., from April 2001 to September 2002. Before Nextel, from January 2000 to January 2001, he was chief executive officer and chief operating officer of Tradeout Inc., an asset management firm jointly owned by GE Capital Corp., Ebay Inc. and Benchmark Capital. From April 1999 to January 2000 he was the chief financial officer at Baan Company, a business management software provider that had dual headquarters in Amsterdam and Virginia. Mr. Mooney held a number of positions with IBM, including his last position as chief financial officer of the Americas. He is a director of Sirius Satellite Radio and is a director and chairman of RCN Corporation.

Biography

Anthony (Cob) Stenham
Chairman, Telewest

Cob Stenham became chairman of Telewest on March 2, 2004 effective as of February 19, 2004 and in his capacity as chairman serves as an executive officer of Telewest. Mr. Stenham has served as non-executive chairman of Telewest Communications since December 1999 and served as a non- executive director from November 1994 and deputy chairman of the board until December 1999. From 1992 to 2003 he was a non-executive director of Standard Chartered plc and from 1990 to 1997 he was chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Mr.Stenham also currently serves as non-executive chairman of Ashtead Group plc, Ifonline Group Limited and Whatsonwhen plc. He is a non-executive director of Hebridean Cruises plc.

ntl – brief history

1991
Following the completion of the Government's Duopoly Review cable licensees were granted authorisation to provide all forms of wired telecommunications services, thus enabling them to compete directly with British Telecom for the first time.

1993
International CableTel (ntl's predecessor) was founded by Barclay Knapp, CEO, and George Blumenthal, Chairman. The company acquired the interests of Insight UK's cable systems comprising about one million homes under franchise in cities such as Glasgow, Cardiff, Newport and Guildford.

1994
Construction of the company's high-speed fibre-optic network began. By the end of the year the company was providing TV and telephone services to customers in Hertfordshire and Bedfordshire, following the acquisition of English Cable Enterprises, as well as Glasgow, Cardiff, Newport and Guildford.

1996
CableTel acquired new franchises in Northern Ireland, and Glamorgan and Gwent, increasing the number of homes and businesses within ntl franchises to 2.3 million. In mid 1995 CableTel began offering services to businesses. By the end of the year CableTel had outperformed the industry after only 18 months of operation, with the highest penetration rate, the lowest churn rate, and the highest percentage of dual TV and telephony customers.

1996
CableTel changed its name to ntl after acquiring National Transcommunications Limited. In the same year ntl formed a joint venture with Virgin, for the launch of a dial-up internet access service, to be known as Virgin Net.

1997
ntl had the only national fibre optic network in the UK and began to offer residential customers TV and telephone services bundled together for the same price at BT's telephone service alone.

1998
Network coverage expanded to the Midlands and South East following the acquisition of Comcast UK, ComTel and Diamond Cable, bringing the number of homes in franchise to 5.2 million. ntl won the JD Power awards for the best multi-channel TV operator and the best telephone service operator. Front Row, the cable industry's first on demand movie service was launched as a joint venture between ntl and Telewest.

1999 ntl continued to increase network coverage after investing in Cablelink, (Ireland's largest cable TV provider) and the BT cable franchises of Westminster and Milton Keynes, bringing homes in franchise to 6 million and business telephony lines provided to over 150,000.

ntl purchased National Transmission Network of Australia, consisting of 561 transmission sites, and completed the sale of its 50% interest in Cable London to Telewest.

ntl also made its first investment into Europe with the acquisition of the 1G networks of France Telecom. In July 1999 ntl announced that it was acquiring the consumer operations of Cable and Wireless Communications plc after securing France Telecom as a strategic shareholder.

The deal was referred to the UK Competition Commission which delayed the closure until May 2000.

Hook in Hampshire became ntl's new headquarters.

2000

ntl – brief history

ntl launched its free, UK-wide internet service - ntlworld - and hit the 500,000 customer milestone later that year for both ntlworld and digital TV. Also launched in 2000 were joint venture TV channels - the Movie Channel, with Universal and a 24 hour news channel with ITN.

ntl continued to expand into Europe with the acquisition of the assets of Switzerland's largest cable company, Cablecom and a 34% interest in Svenska Bredbandsbolaget A.B. (or B2), a Scandinavian company deploying fibre directly to the home throughout Sweden and Norway. ntl also acquired a 32.5% interest in eKabel in Germany.

2001
ntl launched two broadband services, 512 kbps and 128 kbps. In May, ntl acquired 27% of the French cable company Noos whose network passed over 2.4 million homes and business in France. By August 2001 ntl had 1 million digital TV customers.

2002
ntl began a strategic recapitalisation process in order to strengthen its balance sheet and reduce debt. A plan was agreed with bondholders that £6.6 billion ($10.9 billion) in debt would be converted into equity in two newly formed companies, ‘new ntl’ - which consisted of the UK and Ireland assets, and ‘Euroco’ - which consisted of certain continental European and other assets. To implement the recapitalisation, ntl and certain of its non-operating subsidiaries filed a pre-agreed recapitalisation plan under the US Chapter 11 protective procedures with the US Courts.

2003
The new ntl successfully exited from US Chapter 11 in January with much reduced debt, and re-listed on NASDAQ under the ‘NTLI’ ticker. In March ntl strengthened its management team, appointing Jim Mooney as Chairman and Simon Duffy as Chief Operating Officer. In August Simon Duffy was promoted to Chief Executive Officer. In September, ntl embarked on a fully underwritten rights offering to raise £824 million ($1.4 billion) to reduce high cost debt and generate annual interest savings of approximately £124 million ($206 million). During Q4 2003 ntl turned free cash flow positive for the first time in the Company's history.

2004
ntl reached the three million customer milestone in August 2004. In September, ntl increased the speeds of its broadband products from 128kbps to 300kbps, 512kbps to 600kbps, and from 1Mb to 1.5Mb - all at no extra cost to customers. Also in September, ntl announced that it would be extending its market reach by 25% to areas beyond its network by unbundling around 250 BT exchanges over the next two years. Jacques Kerrest (formerly of Equant) joined ntl as Chief Financial Officer on 20th September.

In October, ntl acquired the remaining 51 per cent of the UK's 5th largest ISP, Virgin.net from the Virgin Media Group, bringing ntl's ownership of Virgin.net to 100 per cent. Also in October, ntl announced plans to launch the UK's first mass-market video on demand in Q1 2005.

In December, ntl announced plans to sell its broadcast business to a consortium led by Macquarie Communications Infrastructure Group (MCG) for a purchase price of GBP 1.27 billion.

2005
In January ntl announced the launch of its VOD service, ntl On Demand, and the sale of the broadcast division to Macquarie Communications Infrastructure Group (MCG) closed.

In May ntl announced the sale of its telecommunications operations in the Republic of Ireland to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley (NYSE: MWD), for a price of EUR 325 million.

In August ntl announced that it would make 10Mb its standard broadband access speed, putting the Company into a market-leading position on all key elements of the customer purchase decision for broadband: speed, price and usage.

ntl – brief history

Telewest – brief history

1984
Telewest story begins in Croydon operating under the name of Croydon Cable.

1988
Croydon Cable is bought by United Cable of Denver, US. Franchises in Edinburgh, Avon and South East added.

1989
United Cable merges with United Artists Cable Incorporated.

1991
United Artists merges with their largest shareholder, TCI (now Liberty Media) the largest cable operator in the US. A joint venture between TCI and US West is announced.

1991
The joint venture company in renamed Telewest Communications.

1994
Telewest successfully completes a stock market flotation

1995
Telewest merges with SBC Communications, adding franchises in the Midlands and North West totalling 1.3 million homes.

1998
Telewest Communications announces a merger with General Cable and acquires an outstanding interest in Birmingham Cable, adding a further 1.7 million franchise homes in Yorkshire, West London and Birmingham.

1999
Telewest purchases the remaining 50% stake that it does not own in Cable London from ntl, adding 400,000 franchise homes in North London.

2000
In April Telewest merges with Flextech. In November Telewest extends its cable network with the acquisition of Eurobell taking the total number of homes passed to 4.9 million.

2002
Telewest Communications plc enters financial restructuring discussions with its stakeholders.

2004
In July, Telewest emerges from its financial restructuring as Telewest Global inc. Shares begin trading on Nasdaq National Market.

History of cable in the UK

History of Cable in the UK

The cable industry in the UK was created by Government policy in the 1980's and the early part of the 1990’s.

1982 – 1990
The first official announcement about the creation of a new cable industry was made in a House of Commons debate on 2 December 1982, when the Government said that it would be bringing forward legislation to create a new statutory authority to award franchises to cable operators. In the following year, 1983, the Government published a White Paper, "The Development of Cable Systems and Services" (the "White Paper"), which set out its policy proposals in more detail.

It was the view of the Government that it would be possible for cable operators to fund the cost of building networks and the on-going costs of running their businesses from revenues generated from the provision of television services to small, local communities.

Under the terms of the White Paper, cable operators were to be prohibited from providing voice telephony services in their own right over their networks, as the provision of these services was to remain the exclusive privilege of BT and Mercury Communications, and significant restrictions were also to be imposed on the provision of data services.

The White Paper also specified that cable operators would be prohibited in their own right from linking individual franchise areas,  and ruled out the possibility of any company outside the EU owning a UK cable franchise.

Based on the proposals contained in the White Paper, the Government’s initial policy with regard to the cable industry encouraged the development of a patchwork of technologically-advanced, privately-financed cable networks serving small or local communities across the UK. Government believed that cable operators would be able to finance the building of their networks and the running of their businesses from the provision of local television services. The Government's proposals with regard to cable were enacted in the Cable and Broadcasting Act 1984. The Act established the Cable Authority with a specific duty to promote the development of technologically-advanced cable networks in local franchise areas.

In the period between 1984 and its dissolution in 1991, the Cable Authority issued licences for 124 individual cable franchise areas. These licences required the operators to build out their networks in accordance with ambitious targets and to invest in the provision of local services over them.

1990 – 2000
The Broadcasting Act 1990 established a new regulatory authority, the Independent Television Commission ("ITC"), for the television sector and also created a new framework for the licensing of cable services. Unlike the Cable Authority, which it replaced, the ITC did not have a specific duty to promote the roll-out and provision of cable services but was responsible for issuing the new-style cable licences, called local delivery operator ("LDO") licences. The Act also removed the restriction on non-EU companies owning UK cable franchises, a restriction which, prior to 1990, had seriously impaired the ability of cable operators to obtain US investment.

In 1991, the period of protected duopoly which had been granted to BT and Mercury Communications expired. This stimulated a period of several years of inward investment into the UK cable industry from US telephony companies and, during this period, significant additional

History of cable in the UK

sums were invested in building new networks and extending existing networks. By the end of 1998, licences had been awarded, either by the Cable Authority or by the ITC, for a total of 163 cable or local delivery franchise areas across the UK. However, it remained the case that, for the most part, each cable operator was still operating in a number of individual and non- contiguous local franchise areas.

From 1995 onwards, a process of consolidation took place in the cable industry as operators continued to struggle to generate sufficient turnover to cover the costs of building their networks and to meet their debt repayment obligations.

2000 - 2005
The crash in the value of technology, media and telecommunications stocks in 2000 had a serious impact on the entire UK telecommunications industry and led to a very substantial depletion in the availability of external finance. As a result, almost all telecommunications providers were forced to cease investing in new network infrastructure or upgrades to existing infrastructure.

In addition, both ntl and Telewest, together with the companies which they had acquired, had invested heavily prior to 2000 in building state-of-the-art fibre optic networks capable of delivering telephony, television and high speed internet access services. As a result of prevailing market conditions and their continued inability to generate the turnover necessary to cover operational and debt repayment obligations, ntl entered Chapter 11 bankruptcy in the US in May 2002 in order to re-organise its various debt obligations to ensure long-term viability and Telewest, despite avoiding Chapter 11 bankruptcy, went through substantial restructuring in 2003 and 2004 in order to address its debt issues, with the assets of Telewest Communications plc being transferred to Telewest Global, Inc.

The industry today
An evolution in network design has been taking place. Traditionally separate networks have been required to carry voice and data traffic. Today, using Internet Protocol ("IP"), it is possible to build a single network that can carry all traffic types. Many operators have already taken advantage of this capability and have replaced their original networks with a single ‘next generation network’. Typically these networks have a lower operating cost than those they replace. BT, with its 21st Century Network (21CN) programme is about to undertake a significant programme of work upgrading its existing network. This will result, over the next five years, in the consolidation of its traffic onto a single IP network. ntl and Telewest have already built IP technology into the core of their networks. The new networks and technologies will provide different and more varied ways of delivering services. A good example of this is the advent of Voice over Internet Protocol ("VoIP"). At the most basic level this allows voice traffic to be delivered over a "next generation network" in a highly cost effective manner. However, the use of a protocol which is common to many platforms also enables the use of less traditional devices to make and receive voice calls. So-called ‘presence’ services allow voice calls to be made from PC to PC and services such as Skype and Vonage allow calls to be made from a PC to another PC or to a traditional telephone or mobile handset.

Internet access
The last five years have been a period in which use of the Internet in the UK has grown dramatically.

Demand for broadband access via BT's network using DSL technology and via the cable networks using cable modems is growing rapidly. Broadband has a number of significant advantages over narrowband dial-up access. In particular:

  the service is always-on, that is, no dial-up is required. This feature allows the user to maintain a permanent connection to the network thereby allowing real-time delivery of services such as e-mail;

History of cable in the UK

  it is possible to use both voice and data services simultaneously, whether they are provided together, for example, over the same access route, or separately, possibly using more than one access route; and it has a significantly faster downstream speed than a dial-up connection.

Projections for broadband penetration in the UK range from 40 per cent to 50 per cent of households by 2008 and some projections are even higher, leading to the conclusion that broadband will rapidly become a mass market product. The Government has an objective to ensure that the UK continues to have the most extensive and competitive broadband market in the G7 [G8] and cable operators, alongside other network operators, have a key role to play in achieving this policy goal.

Television
The television market has also experienced significant change since 2000. Whilst the three main delivery platforms for multi-channel television (terrestrial, satellite and cable) remain the same, the arrival of Freeview on the digital terrestrial platform in 2002 (following the insolvency of ITV digital) has had a significant impact. A pay-TV service provided by Top-Up TV (currently providing 10 channels) has become available more recently on the digital terrestrial platform. Since 2000, television over ADSL, provided, for example, by Video Networks Limited throughout its HomeChoice brand, has emerged as a viable consumer proposition. HomeChoice is delivered over BT's copper loop network. It is focussed currently on consumers in parts of the London area but, in May 2004, Video Networks announced its intention to expand its coverage in London and to extend coverage elsewhere in response to BT's reduction in local loop unbundling charges.

BT itself has recently also confirmed its plans to provide television services over its network. The general trend in television, therefore, is one of increasing consumer take-up of multi-channel television services with new delivery platforms becoming available and new service providers entering the market.

The trend towards increased consumer take-up of multi-channel television services has been given added impetus by the Government's announcement that digital switchover will begin in 2008 in time for the switch off of the analogue signal in 2012.

History of cable in the UK

ntl Consumer at a glance

  UK’s largest cable operator and the UK’s leading provider of broadband services
  Over 3.3 million residential telephone, TV and Internet customers, taking 6m services
  Services available to 34% of the UK
  Invested over £9 billion in the UK’s largest privately funded network built for the broadband era
  Our core network is over 10,857 kilometres long (roughly the distance from New York City to Tokyo)
  UK’s largest consumer broadband provider with more than 1.6 million subscribers
ntl Consumer Customer Statistics	Q2 2005
Total customers	3.3m
Total broadband customers	1.6m
Total TV customers	2.0m
Total DTV customers	1.4m
Total telephony customers	2.7m
Total number of residential services provided to customers (RGUs)	6.2m
Total number of homes marketable	7.9m
Average revenue per user	£39.81
Churn (monthly average for Q2 2005)	1.3%
(figures at 30 June 2005)

•	ntl’s business division provides a range of voice, data and managed solutions to businesses, public sector organisations and wholesale customers across the UK"

The Products

•	Broadband
3Mb Broadband: £37.99 per month
2Mb Broadband: £24.99 per month
1Mb Broadband: £17.99 per month
Coming soon: 10Mb as standard for all broadband customers

•	Telephone
Talk Unlimited 24: free UK & national calls 24/7 = £25
Phone & Surf: unlimited 24hr internet surfing & free national off peak calls = £29.99
Talk Unlimited: free off peak local & national calls = £16.50
Talk Unlimited Local: free off peak local calls = £12.50

ntl Consumer at a glance

5p Talk Plan: Local, national evening and weekend calls for just 5p for the first 60 minutes = £10.50 (all include line rental)

•	TV
Family Pack: more than 150 Digital TV channels & channels = £19.50
Base Pack: over 100 Digital TV radio channels = £11
Select Pack over 35 channels = £5.50

Customer Service

  Operate three state of the art call centres (Glasgow, Manchester and Swansea) and four specialist centres (Teesside, Luton, Coventry and Nottingham)
  Investing £100m in improved technology and customer service training and development
  Our customer service performance has been steadily improving - for example the ‘average speed of answer’ across our three Call Management Centres has reduced from over five minutes in September 04 to under two minutes during the first six months of this year (average ASA Jan 05 - Jun 05 was 95 seconds).

The Network

  Serves 7.9 million homes of which 7 million are broadband-enabled homes.
  Handles more than 2 billion minutes of internet use a month
  Has more than 3.1 million telephony lines in use
  Handles more than 1.5 billion minutes of telephone conversations a month
  Has 100 telephone switches directing telephony traffic around the national and local networks, and approximately 540 technical sites
  In technical terms, our network carries over 2 million terabytes of data every year – this is equivalent to over 3 billion movies or over 10,000 billion pictures being downloaded!
  It also carries over 20 billion minutes of telephone calls every year

The Vision

  Exciting future for cable customers
  Cable’s inherent network advantage means we will have the ability to deliver next generation products, through a single cable into the home, using ultra high bandwidth
  This means that multiple great services such as high definition TV, 18Mb Broadband and low cost IP-telephony can be delivered
  Cable customers in the future could be gaming globally, choosing from 1000 channel TV, listening to radio stations from around the world via the net, video conferencing amongst the family, video email to friends, using home security products through the TV, working from home with full business-like internet support services and of course calling other local cable customers for free (as they already do today)

ntl Consumer at a glance

Telewest at a glance

  UK’s 2nd largest cable operator and the UK’s 4th largest provider of broadband services

  Over 1.8 million residential telephone, TV and Internet customers, taking 3.9m services

  Available to 20% of the UK

  Business division supplies voice and data communication products to the public and private sector markets

  Telewest’s content division, Flextech has 6 wholly owned pay TV channels and three free-to-air channels and is also the BBC’s partner in UKTV. Together they are the largest supplier of basic channels to the UK pay television market with a portfolio that combines wholly owned and managed channels with the UKTV channels

  Invested over £4 billion in its future proof network built for the broadband era.
Telewest Consumer Customer Statistics	Q2 2005
Total customers	1.8m
Total broadband customers	853,000
Total TV customers	1.3m
Total DTV customers	1.2m
Total telephony customers	1.7m
Total number of residential services provided to customers (RGUs)	3.9m
Total number of homes marketable	4.7m
Average revenue per unit	£44.86
Churn (monthly average for Q2 2005)	1.2%
(figures at 30 June 2005)

The Products

•	Broadband (announced upgraded speeds/prices – upgrade will be complete in early 2006)
10Mb Broadband Elite = £35 per month
4Mb Broadband Complete= £25 per month
2Mb Broadband = £17.99 per month

•	Telephone
Talk Unlimited – Unlimited local and national calls anytime = £25.50 per month (including line rental)
Talk Evening and Weekends - Unlimited local and national weekend and evening calls (6pm-6am) = £16.50 per month (including line rental)
Talk Weekends – Unlimited local and national weekend calls = £10.50 per month (including line rental)

•	TV

Telewest Consumer at a glance

Supreme – Over 100 channels including 15 most watched = £15.50 per month
Essential – Over 70 channels including 15 most watched = £10.50 per month
Starter – Over 35 channels including 10 of the most watched = £5.50 per month

Customer service

  Telewest Broadband has 4 main customer care centres in Sheffield, Dudley, Edinburgh and Liverpool.

  In order to ensure best practice and consistency across its contact centres Telewest Broadband also has several national centres of excellence.

  Telewest Broadband has won numerous awards, which demonstrate the excellence of its innovative product offering and high level of customer service.
In 2005 Telewest Broadband won the Internet Service Providers' Association Awards ’Best sumo consumer broadband service' and was also a finalist for 'Best heavy consumer broadband service' and 'Best portal'.

In 2004 Telewest Broadband won 'Best in sector' at the Contact Centre Association Excellence Awards.

The Network

  Serves 4.7 million homes of which 4.5 million are broadband-enabled homes.

  The network consists of 58 telephony switches, 18 analogue head-ends, a national digital head-end, a national data centre, 60,000 km of fibre and coaxial cable, and various high- capacity electronics.
  .

The Vision

  Exciting future for cable customers

  Cable’s inherent network advantage means we will have the ability to deliver next generation products, through a single cable into the home, using ultra high bandwidth

  This means that multiple services such as high definition TV, super-fast Broadband and low cost IP-telephony can be delivered

  Cable customers in the future could be gaming globally, choosing from 1000 channel TV, listening to radio stations from around the world via the net, video conferencing amongst the family, video email to friends, using home security products through the TV, working from home with full business-like internet support services.

Telewest Consumer at a glance